YOU On Demand Holdings, Inc.
27 Union Square, West Suite 502
New York, New York  100031

March 11, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	YOU On Demand Holdings, Inc. (formerly China Broadband, Inc.)
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010
Forms 10-Q for the quarters ended September 30, 2010
File No. 0-19644

We hereby submit the responses of YOU On Demand Holdings, Inc. (formerly China Broadband, Inc.) (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 24, 2011, providing the Staff’s comments with respect to the above referenced Annual Report on Form 10-K (the “10-K”) and Quarterly Report on Form 10-Q (the “10-Q”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Settlement Agreement, page 26

1.
We note your response to comment one from our letter dated December 29, 2010. Tell us your rationale under the accounting literature for recognizing a gain on the contribution of this stock from Mr. Ng rather than recognizing it as a capital transaction.  Tell us if Mr. Ng was a related party or shareholder at the time he contributed Cablecom Holdings stock to you. Also, tell us if you are related in any way to Cablecom Holdings.

Company Response:  The share contribution by Mr. Ng was the result of a legally binding agreement to settle a dispute with various parties (related and not related) at arms-length.  The settlement arose from a dispute over a violation by Mr. Ng with respect to his employment agreement with the Company.  When recording the shares acquired, the Company assessed that by violating his employment agreement, Mr. Ng did harm to the “ongoing operations” of the Company.  The shares received to rectify that harm would affect the operations and were recorded as such.

At the time of the transaction Mr. Ng was the non-executive (per the settlement) chairman of the Company’s Board of Directors.   At the same time, Mr. Ng was also an employee of China Cablecom.  The Company had no other relationship to China Cablecom.  Mr. Ng is no longer the non-executive chairman of the Company’s Board of Directors and is no longer affiliated with the Company in any way.

Furthermore, according to ASC 505-25-4 certain amounts paid shareholders do not have to be classified as equity transactions.  Therefore, we do not believe a settlement payment received from a shareholder requires equity transaction treatment.

Pursuant to ASC 505, payments by an entity to a shareholder or former shareholder attributed, for example, to a standstill agreement, or any agreement in which a shareholder or former shareholder agrees not to purchase additional shares, shall be expensed as incurred.  Such payments do not give rise to assets of the entity.

Item 9A(T).  Controls and Procedures, page 34

2.
We note your response to comment three from our letter dated December 29, 2010.  Since your conclusion under Evaluation of Disclosure Controls and Procedures was in error, please amend your Form 10-K to provide the correct conclusion that your disclosure controls and procedures were not effective. Your conclusion on internal control over financial reporting is a separate assessment and such conclusion should not change.

Company Response:  Upon resolution of all of the Staff’s comments, we will  file an amendment to our Form 10-K for the year ended December 31, 2009 to provide the correct conclusion under Item 9A(T)  that our disclosure controls and procedures were not effective.

5. Shandong Joint Media Venture – Cooperation Agreement and Additional Payment, page F-12

3.
We note your response to comment six from our letter dated December 29, 2010. Please tell us in detail about your service agreement that entitles you to all net profits of Shandong Publishing. Please tell 11s in detail how this arrangement is permissible under PRC tax law.  We understand that under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities and that if any transactions you have entered into among related entities are found not to be on an arm’s length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow your tax savings, adjust the profits and losses of your respective PRC entities and assess late payment interest and penalties. Please tell us how you have concluded that the methodology used to compute the fees under this agreement docs not violate PRC tax law.

Company Response: The Staff's understanding of PRC law is correct.  The tax implications are typically dealt with by establishing the location of the variable interest entity (VIE) and the wholly foreign owned entity (WFOE) in the same tax district.  By doing so, no issues regarding transfer tax restrictions arise.  In instances such as our where the VIE and WFOE are located in different tax districts, a different analysis is used to determine the legality of the arrangement.  The VIE structure is a vehicle that was created as a result of the PRC foreign investment laws, and is not a commercial reality.  Accordingly, such arrangements are essentially non-existent in true arm's length transactions.  However, we believe that even if our WFOE and VIE were unrelated parties, such a transfer of all profits from Shandong Publishing to the WFOE, through Jinan Zhongkuan, is appropriate, and would be in line with situations involving unrelated parties negotiating at arm's length, because ultimately, WFOE essentially has complete control over, and accepts 100% of the economic risk and expense of operating Shandong Publishing.

21. Income Taxes, page F-19

4.
We note your response to comments 10, 11 and 12 from our letter dated December 29, 2010. Please expand your disclosure to include your responses.  Similarly revise for comments 16 and 18. Please confirm in writing that you will do so in future filings.

Company Response:  We hereby confirm that we will expand our disclosure in future filings to include the disclosure contained in our responses to the Staff’s comments.

Form 10-Q for the Quarterly Period Ended September 30, 2010

5.  Acquisition of Sinotop, page 10

5.
We note your response to comment 14 from our letter dated December 29, 2010.  Please file the financial statements of Sinotop Group Limited as required by Rule 8-04 of Regulation S-X and the pro forma financial information as required by Rule 8-05 of Regulation S-X.  Until you file all of the audited financial statements of the acquired businesses for the time span required under Rule 5-04, we will not declare effective any registration statements or post-effective amendments. In addition, you may not be permitted to make offerings under Rules 505 and 506 of Regulation D where any  purchasers are not accredited investors under Rule 501(a) of that Regulation until you file those audited financial statements. These restrictions do not apply to:

•	offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding reinvestment plans;
•	dividend or interest reinvestment plans;
•	employee benefit plans;
•	transactions involving secondary offerings; or
•	sales of securities under Rule 144.

Please acknowledge to us that you understand the effects of your failure to file the required financial statements.

Company Response:  Pursuant to our conversation with the Staff, we have requested a waiver of the requirements of Rule 8-04 of Regulation S-X, with respect to the financial statements of Sinotop Group Limited, and Rule 8-05 of Regulation S-X with respect to pro forma financial information.  We  acknowledge that until such waiver is granted, or in the event that our request for such waiver is denied, until we file the requisite financial information pursuant to Rules 8-04 and 8-05 of Regulation S-X, the Company may not be permitted to make offerings under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a).

11. Goodwill and Intangible Assets, page 13

6.
We note your response to comment 19 from our letter dated December 29, 2010. You have not provided us with the detailed response that we requested. Please expand your response to tell us when you first noticed the losses that might indicate impairments, the progression of the losses over time, the date that you decided to perform the impairment  analyses, the date that the impairment analyses were completed, and the information and assumptions that were used to perform the analyses. Please expand your response to include other relevant information that was not included in the foregoing. Tell us why you did not provide disclosure to investors regarding the possibility of impairments in your previous filings or a Form 8-K.

Company Response:

The first quarter of 2010 was the first quarter in which we saw a downturn in revenue with our Shandong Media business, which we purchased in the second quarter of 2008.  This decrease was a product of the advertising market as a whole in China struggling at that time.  Similarly, many of the company’s existing advertising contracts were full year “buys” that expired at the end of 2009.  Furthermore, in the beginning of 2010 we hired additional sales staff to assist in acquiring new revenue streams.  As this was the first quarter that we saw a downturn, after consulting with our sales team about the potential other revenue streams, and reviewing the guidance from ASC 350, the Company did not believe that a trigger event existed at that time.

In the second quarter of 2010, our revenue increased but not as significantly as we had hoped from the first quarter of 2010.  This was a result of the fact that we did not reacquire some of our advertising customers that we lost at the end of 2009.  This, coupled with the continued struggle of the overall advertising market in China, resulted in our determination that future cash flows may not be sufficient to support the carrying value of the assets.  We revised our business projection to reflect the new advertising outlook and loss of customers and then performed an impairment analysis after reviewing Q2 results.  To be more in line with current advertising trends in China, we decreased our growth rates assumptions in our 5 year plan.  After reviewing the new 5 year undiscounted cash flows, we determined that our intangibles were impaired based upon the guidance in ASC 350.

Although there was a decrease in revenues in the first quarter of 2010, a near term impairment was not anticipated based upon the business plan we had in place at the time.  The triggering event, as stated above, was not identified until preparation of the Company’s financial statements for the second quarter of 2010, at which time the Company analyzed the asset and recognized an impairment based upon the accounting guidance in ASC 350.

*****

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8156.

Sincerely,

YOU On Demand Holdings, Inc.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer